December 27, 2005

Mail Stop 4561

Via U.S. Mail and Facsimile

Frank S. Yuan
Chairman and Chief Executive Officer
ASAP Show, Inc.
4349 Baldwin Ave., Unit A
El Monte, CA 91731

      Re:		ASAP Show, Inc.
		Registration Statement on Form 10
		Amendment No. 1 filed December 8, 2005
      File No. 0-51554

Dear Mr. Yuan:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revenue Model, page 9
1. In your response to previous comment 17, it is unclear how the figures in the second and third paragraphs following the table reflect the estimates in the table relating to the "Three Buying Trips" and the Two Material World Shows" For example, it appears that the total gross revenues figures in the tables as compared to the totals disclosed in the paragraphs are inconsistent. Please advise further.
2. In addition, please disclose the basis for management`s estimate that the number of buyers participating in the China Buying Trips will increase from 80 to 125 in 2006 and the number of buyers for the
Pakistan/ Bangladesh trip will increase from 12 to 20.

Competition, page 10
3. In your response to previous comment 20, please tell us the basis for your statement that your management team has a combined history of 100 years experience in international apparel.

Risk Factors

We are subject to government regulations...page 11
4. Previous comment 24 sought revisions that would present risks associated with U.S. governmental regulations, such as the imposition of tariffs and quotas on imports, and the risks associated with other governments, such as those now discussed in the added text, in independent risk factors. Please add a separate risk factor related to the U.S. imposed regulations that could materially impact your business.
5. Please also expand your discussion related to the WTO bilateral agreements with China to disclose the percentage of revenue accrued from your business with China so that investors can better evaluate the impact on your business.

We are dependent on our foreign alliances. Page 12
6. Please revise the risk factor heading to describe more fully the risk described in the text. For example, the added disclosure highlights your dependence on foreign manufactures and their governments who subsidize fees for domestic exporters. This level of detail should be reflected in the risk factor heading.
7. We note your response to previous comment 30. Please disaggregate the discussion on the political and economic risks mentioned in the last three sentences so that it appears under a separate risk factor heading.

Management`s Discussion and Analysis

Critical Accounting Policies
Revenue Recognition, page 18
8. We note in your discussion of revenue recognition, due to the Company not bearing credit risk on all transactions, the Company records a portion of their revenue on a net basis. We also note on page 13 of the MD&A and page 35 of the Notes to the Financial Statements, you state that the Company acted as a principal for all product transactions in 2005, and only in 2004 did the Company serve as an agent in these transactions. Please clarify your disclosures in the MD&A and Notes to the Financial Statements as necessary, as it implies on page 18 that some transaction revenue is still being accounted for on a net basis.

Liquidity and Capital Resources, page 20
9. We note your response to previous comment 38. Please clarify that the line-of-credit from Frank Yuan and his wife provides for borrowings of (U.S.) $800,000 as disclosed in Exhibit 10.3 and on page 26. As a related matter, it appears from exhibit 10.3 that the line-of-credit expires in September of 2006 rather than in February of 2006. Please advise or revise.

*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Direct any questions regarding the accounting comments to Jamie
Webster at (202) 551-3446, or Kristina Beshears, at (202) 551-
3429.
Direct any other questions to Charito A. Mittelman at (202) 551-
3402,
or the undersigned at (202) 551-3852.

Sincerely,



Michael McTiernan
Special Counsel

cc: 	Jim Vanderberg, Esq.  (via facsimile)
	Otto Law Group
















Frank S. Yuan
ASAP Show, Inc.
December 27, 2005
Page 4